INDEX OF EXHIBITS PAGE ___ OF ____


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)

     (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1998.

                                       OR

     ( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934

For the transition period from ___________________ to _______________________

Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Met-Coil Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Met-Coil Systems Corporation
            5486 Sixth Street SW
            Cedar Rapids, IA  52404

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                              REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Met-Coil Retirement Plan as required by Form 11-K together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 26, 1999.

(b)      Exhibits:  A consent of McGladrey & Pullen, LLP is being filed as
         Exhibit 24 to this report.

                            MET-COIL RETIREMENT PLAN

                                    FORM 11-K

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           MET-COIL RETIREMENT PLAN



Date:   June 25, 1999                      By:   /s/ Katie M. Michael
                                                 -------------------
                                                 Katie M. Michael
                                                 Trustee/Plan Administrator

                            MET-COIL RETIREMENT PLAN

                                    FORM 11-K

                                  EXHIBIT INDEX

Exhibit                                                             Page
Number                   Exhibit                                   Number
------       ------------------------------------------------      ------
23           Consent of McGladrey & Pullen, LLP.

                          INDEPENDENT AUDITORS' CONSENT


To the Plan Administrator
Met-Coil Retirement Plan
Cedar Rapids, Iowa

We consent to the incorporation by reference in Registration Statement No. 33-7213B of Met-Coil Systems Corporation on Form S-8 of our report dated June 6, 1999, appearing in this Annual Report on Form 11-K of Met-Coil Retirement Plan for the year ended December 31, 1998.




                                                McGLADREY & PULLEN, LLP



Cedar Rapids, Iowa
June 24, 1999

                            MET-COIL RETIREMENT PLAN


                                FINANCIAL REPORT


                                DECEMBER 31, 1998

                                    CONTENTS

--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                  1
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

 Statements of net assets available for benefits
   (with fund information)                                                2 - 5
 Statements of changes in net assets available
   for benefits (with fund information)                                   6 - 9
 Notes to financial statements                                          10 - 13
--------------------------------------------------------------------------------
SCHEDULES

 Item 27a - Schedule of assets held for investment purposes                  14
 Item 27d - Schedule of reportable transactions                              15
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Met-Coil Retirement Plan
Cedar Rapids, Iowa

We have audited the accompanying statements of net assets available for benefits of Met-Coil Retirement Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Met-Coil Retirement Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               McGLADREY & PULLEN, LLP

Cedar Rapids, Iowa
June 6, 1999

MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
DECEMBER 31, 1998

                                                                                   LARGE
                                                                                    CAP
                                                                 INTERNATIONAL     VALUE
                                                   BALANCED         EQUITY         EQUITY
                                                     FUND            FUND           FUND
--------------------------------------------------------------------------------------------
ASSETS
 Investments:
   Investments at fair value (Note 3)             $ 3,138,666    $   205,584    $   892,818
   Loans to participants (Note 2)                           -              -              -
                                                  ------------------------------------------
        TOTAL INVESTMENTS                           3,138,666        205,584        892,818
                                                  ------------------------------------------
 Receivables:
   Employer contributions                             109,085              -              -
   Participants' contributions                         16,274          4,068         11,392
                                                  ------------------------------------------
        TOTAL RECEIVABLES                             125,359          4,068         11,392
                                                  ------------------------------------------
        TOTAL ASSETS                                3,264,025        209,652        904,210

LIABILITIES, excess employer contributions             20,078              -              -
                                                  ------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                 $ 3,243,947    $   209,652    $   904,210
                                                  ==========================================

See Notes to Financial Statements.

                                                               MET-COIL
  LARGE CAP      SMALL CAP                                     SYSTEMS
   GROWTH         GROWTH         STABLE                       CORPORATION
   EQUITY         EQUITY          VALUE        PARTICIPANT      COMMON
    FUND           FUND           FUND            LOANS         STOCK            TOTAL
--------------------------------------------------------------------------------------------
$  2,077,241   $ 1,120,422    $ 2,950,122      $        -     $   936,824    $  11,321,677
           -             -              -          52,421               -           52,421
--------------------------------------------------------------------------------------------
   2,077,241     1,120,422      2,950,122          52,421         936,824       11,374,098
--------------------------------------------------------------------------------------------
                                                                                   109,085
           -             -              -               -               -
      21,156        17,901         10,578               -               -           81,369
--------------------------------------------------------------------------------------------
      21,156        17,901         10,578               -               -          190,454
--------------------------------------------------------------------------------------------
   2,098,397     1,138,323      2,960,700          52,421         936,824       11,564,552

           -             -              -               -               -           20,078
--------------------------------------------------------------------------------------------
 $ 2,098,397   $ 1,138,323    $ 2,960,700      $   52,421     $   936,824    $  11,544,474
============================================================================================

MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
DECEMBER 31, 1997

                                                                             LARGE CAP
                                                             INTERNATIONAL     VALUE
                                               BALANCED         EQUITY        EQUITY
                                                 FUND            FUND          FUND
-----------------------------------------------------------------------------------------
ASSETS
 Investments:
   Investments at fair value (Note 3)         $ 2,463,284    $    118,877   $   713,274
   Loans to participants (Note 2)                       -               -             -
                                              -------------------------------------------
         TOTAL INVESTMENTS                      2,463,284         118,877       713,274
                                              -------------------------------------------
 Receivables:
  Employer contributions                          102,357               -             -
  Participants' contributions                      13,397           2,330         6,407
                                              -------------------------------------------
         TOTAL RECEIVABLES                        115,754           2,330         6,407
                                              -------------------------------------------
         TOTAL ASSETS                           2,579,038         121,207       719,681

LIABILITIES                                             -               -             -
                                              -------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS             $ 2,579,038    $    121,207   $   719,681
                                              ===========================================

See Notes to Financial Statements.

                                                               MET-COIL
  LARGE CAP      SMALL CAP                                     SYSTEMS
   GROWTH         GROWTH         STABLE                       CORPORATION
   EQUITY         EQUITY          VALUE        PARTICIPANT      COMMON
    FUND           FUND           FUND            LOANS         STOCK            TOTAL
------------------------------------------------------------------------------------------

$ 1,273,355    $ 1,116,682     $ 2,895,280        $      -      $ 745,849     $ 9,326,601
          -              -               -          88,783              -          88,783
------------------------------------------------------------------------------------------
  1,273,355      1,116,682       2,895,280          88,783        745,849       9,415,384
------------------------------------------------------------------------------------------

          -              -               -               -              -         102,357
     12,815         14,562           8,737               -              -          58,248
------------------------------------------------------------------------------------------
     12,815         14,562           8,737               -              -         160,605
------------------------------------------------------------------------------------------
  1,286,170      1,131,244       2,904,017          88,783        745,849       9,575,989

          -              -               -               -              -               -
------------------------------------------------------------------------------------------
$ 1,286,170    $ 1,131,244     $ 2,904,017        $ 88,783      $ 745,849     $ 9,575,989
==========================================================================================

MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
(WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1998

                                                                                                LARGE
                                                                                                 CAP
                                                                            INTERNATIONAL       VALUE
                                                               BALANCED         EQUITY          EQUITY
                                                                 FUND            FUND            FUND
----------------------------------------------------------------------------------------------------------
Investment income:
     Interest and dividends, net of fund administrative
       expenses                                              $    344,901    $    10,904    $   102,286
     Net appreciation (depreciation) in fair value
       of investments (Note 3)                                   (152,500)        17,500        (12,765)
                                                             ---------------------------------------------
             TOTAL INVESTMENT INCOME                              192,401         28,404         89,521
                                                             ---------------------------------------------
Contributions:
     Employer                                                     393,853              -              -
     Participants                                                 160,489         37,099        119,278
                                                             ---------------------------------------------
             TOTAL CONTRIBUTIONS                                  554,342         37,099        119,278
                                                             ---------------------------------------------
Benefits paid to participants                                     120,819          8,507         26,618
Excess contributions refunded                                         685             44            148
                                                             ---------------------------------------------
                                                                  121,504          8,551         26,766
                                                             ---------------------------------------------
             TOTAL INCREASE (DECREASE) PRIOR TO
               INTERFUND TRANSFERS                                625,239         56,952        182,033

Transfer of assets due to participant elections, net               39,670         31,493          2,496
                                                             ---------------------------------------------
             INCREASE (DECREASE) IN NET ASSETS
               AVAILABLE FOR BENEFITS                             664,909         88,445        184,529

Net assets available for benefits:
     Beginning of year                                          2,579,038        121,207        719,681
                                                             ---------------------------------------------
     End of year                                             $  3,243,947    $   209,652    $   904,210
                                                             =============================================

See Notes to Financial Statements.

                                                                MET-COIL
   LARGE CAP        SMALL CAP                                   SYSTEMS
    GROWTH           GROWTH          STABLE                    CORPORATION
    EQUITY           EQUITY          VALUE       PARTICIPANT     COMMON
     FUND             FUND            FUND          LOANS        STOCK             TOTAL
--------------------------------------------------------------------------------------------
$     58,537      $     22,555    $     (6,612)  $      6,644  $         -    $     539,215

     455,969             7,712         171,306              -      237,447          724,669
--------------------------------------------------------------------------------------------
     514,506            30,267         164,694          6,644      237,447        1,263,884
--------------------------------------------------------------------------------------------

           -                 -               -              -            -          393,853
     206,588           185,173          98,066              -            -          806,693
--------------------------------------------------------------------------------------------
     206,588           185,173          98,066              -            -        1,200,546
--------------------------------------------------------------------------------------------
      42,789            89,958         152,368          7,145       46,472          494,676
         168               224                                                        1,269
--------------------------------------------------------------------------------------------
      42,957            90,182         152,368          7,145       46,472          495,945
--------------------------------------------------------------------------------------------

     678,137           125,258         110,392           (501)     190,975        1,968,485

     134,090          (118,179)        (53,709)       (35,861)           -                -
--------------------------------------------------------------------------------------------

     812,227             7,079          56,683        (36,362)     190,975        1,968,485

   1,286,170         1,131,244       2,904,017         88,783      745,849        9,575,989
--------------------------------------------------------------------------------------------
 $ 2,098,397      $  1,138,323    $  2,960,700   $     52,421  $   936,824    $  11,544,474
============================================================================================

MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
(W ITH F UND I NFORMATION)
YEAR ENDED DECEMBER 31, 1997

                                                                                             LARGE CAP
                                                                            INTERNATIONAL      VALUE
                                                              BALANCED         EQUITY          EQUITY
                                                                FUND            FUND            FUND
---------------------------------------------------------------------------------------------------------
Investment income:
  Interest and dividends, net of fund administrative
    expenses                                               $       49,063   $      2,146   $     32,038
  Net appreciation in fair value
    of investments (Note 3)                                       327,452          2,581        102,105
                                                           ----------------------------------------------
          TOTAL INVESTMENT INCOME                                 376,515          4,727        134,143
                                                           ----------------------------------------------
Contributions:
  Employer                                                        379,872              -              -
  Participants                                                    149,282         25,410         82,953
                                                           ----------------------------------------------
          TOTAL CONTRIBUTIONS                                     529,154         25,410         82,953
                                                           ----------------------------------------------
Benefits paid to participants                                     273,801         21,687          9,699
Excess contributions refunded                                      10,971            824          3,890
                                                           ----------------------------------------------
                                                                  284,772         22,511         13,589
                                                           ----------------------------------------------
          TOTAL INCREASE (DECREASE) PRIOR TO
            INTERFUND TRANSFERS                                   620,897          7,626        203,507

Transfer of assets due to participant elections, net               80,311        (16,820)       141,196
                                                           ----------------------------------------------
          INCREASE (DECREASE) IN NET ASSETS
            AVAILABLE FOR BENEFITS                                701,208         (9,194)       344,703

Net assets available for benefits:
  Beginning of year                                             1,877,830        130,401        374,978
                                                           ----------------------------------------------
  End of year                                              $    2,579,038   $    121,207   $    719,681
                                                           ==============================================

See Notes to Financial Statements.

                                                                  MET-COIL
  LARGE CAP         SMALL CAP                                     SYSTEMS
   GROWTH            GROWTH        STABLE                       CORPORATION
   EQUITY            EQUITY         VALUE      PARTICIPANT         COMMON
    FUND              FUND          FUND          LOANS            STOCK          TOTAL
--------------------------------------------------------------------------------------------
$      9,495     $     6,258   $     (3,463)   $     5,718     $     16,658   $     117,913

     280,280          79,887        173,753                         372,746       1,338,804
--------------------------------------------------------------------------------------------
     289,775          86,145        170,290          5,718          389,404       1,456,717
--------------------------------------------------------------------------------------------

           -               -              -              -                -         379,872
     148,089         177,716        105,410              -                -         688,860
--------------------------------------------------------------------------------------------
     148,089         177,716        105,410              -                -       1,068,732
--------------------------------------------------------------------------------------------
     150,260          23,267        413,213              -           25,089         917,016
       6,492           6,185          9,746              -                -          38,108
--------------------------------------------------------------------------------------------
     156,752          29,452        422,959              -           25,089         955,124
--------------------------------------------------------------------------------------------

     281,112         234,409       (147,259)         5,718          364,315       1,570,325

     (21,353)        (51,577)       (87,126)       (44,157)            (474)              -
--------------------------------------------------------------------------------------------

     259,759         182,832       (234,385)       (38,439)         363,841       1,570,325


   1,026,411         948,412      3,138,402        127,222          382,008       8,005,664
--------------------------------------------------------------------------------------------
$  1,286,170     $ 1,131,244   $  2,904,017    $    88,783     $    745,849   $   9,575,989
============================================================================================

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements of the Plan are prepared on the accrual basis.

Valuation of investments: Investments in corporate common stocks are stated at fair value based on closing sales prices reported on recognized securities exchanges on the last business day of the year. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Quoted market prices are used to value the underlying assets of the collective trust accounts. The amounts presented represent the Plan's share of these collective accounts. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported value of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Payment of benefits: Benefit payments to participants are recorded when paid.



NOTE 2.  PLAN DESCRIPTION

The following description of the Met-Coil Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all of the employees of Met-Coil Systems Corporation and subsidiaries (the "Company") who have completed six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may contribute up to 15% of their annual wages before bonuses and commissions. Participants may change their contribution percentage at the end of any calendar quarter and also for the seven-day period following receipt of their quarterly contribution statement.

The Company contributes to the Plan an amount equal to 2% of eligible employee compensation. In addition, the Company matches 100% of the first 3% of compensation contributed as an elective deferral by a participant. The Company makes no contributions for the Lockformer Company bargaining unit employees. Iowa Precision Industries, Inc. bargaining unit employees receive employer contributions, as specified in the Collective Bargaining Agreement. Additional amounts may be contributed at the discretion of the Company's Board of Directors.

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 2.  PLAN DESCRIPTION (CONTINUED)

Employee contributions are invested in accordance with instructions of the participants. Prior to January 1, 1996, employer contributions were used to purchase Company stock; after January 1, 1996, employer contributions are invested in the Balanced Fund.

Participant accounts: Each participant's account is credited with the participant's contributions and, where applicable, an allocation of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service. Nonvested amounts are forfeited upon termination and are used to fund the employer contribution.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments to any one or more of the following funds:

   Balanced Fund: The fund invests primarily in large capitalization, high-quality common stocks and in fixed income senior securities rated within the first four highest categories established by Moody's Investors Service or Standard & Poor's Corporation.

   International Equity Fund: The fund invests primarily in equity securities of companies domiciled outside the United States.

   Large Cap Value Equity Fund: The fund invests primarily in common stock of issuers with total market capitalization of $1 billion or greater at the time of purchase.

   Large Cap Growth Equity Fund: The fund invests primarily in common stock of issurers with total market capitalization of $1 billion or greater at the time of purchase.

   Small Cap Growth Equity Fund: The fund invests primarily in common stocks of companies with total market capitalization less than $1 billion at the time of purchase.

   Stable Value Fund: The fund has two portfolios of investment contracts issued by high quality life insurance and investment companies; one collective trust fund is managed by Firstar Trust Co. and the other is managed by Smith Barney Corporate Trust Co. The fund may also invest in units of other guaranteed investment contract collective funds.

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 2.  PLAN DESCRIPTION (CONTINUED)

Loans to participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer between the investment funds designated by the participant and the loan account. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the date of the loan, plus 1%. Principal and interest is paid through payroll deductions.

Payment of benefits: Upon termination of service, a participant receives a lump-sum amount equal to the value of his or her account.

Administrative costs: Certain administrative costs of the Plan are paid by the Company and are not reflected in the financial statements of the Plan. Administrative costs paid by the Plan are reported as a reduction of investment income.



NOTE 3.  INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are identified as follows:

                                                                     1998          1997
                                                                 ---------------------------
CG Capital Markets Funds:
  Balanced Investments                                           $  3,138,666   $  2,463,284
  Large Cap Value Investments                                         892,818        713,274
  Large Cap Growth Investments                                      2,077,241      1,273,355
  Small Cap Growth Investments                                      1,120,422      1,116,682
Met-Coil Systems Corporation common stock                             936,824        745,849
Firstar Employee Benefit Stable Asset Fund                            981,888      1,090,553
Smith Barney Corporate Trust Co., Capital Preservation Fund         1,968,234      1,804,727
Others                                                                258,005        207,660
                                                                 ---------------------------
                                                                 $ 11,374,098   $  9,415,384
                                                                 ===========================

MET-COIL RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 3.  INVESTMENTS (CONTINUED)

During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $724,669 and $1,338,804, respectively.

                                                                        1998            1997
                                                                     ----------------------------
Net change in fair value for the year ended December 31:
 Investments at fair value as determined by quoted market price:
   Mutual funds                                                      $   315,916     $    792,305
   Collective trust accounts                                             171,306          173,753
   Corporate common stock                                                237,447          372,746
                                                                     ----------------------------
                                                                     $   724,669     $  1,338,804
                                                                     ============================

NOTE 4.  TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1998 and 1997, the Plan held 241,761 shares and 253,863 shares of common stock of Met-Coil Systems Corporation, a sponsoring employer, with a cost basis of $ 667,260 and $700,662, respectively. During the years ended December 31, 1998 and 1997, the Plan recorded total investment income of $237,447 and $389,404 from the Met-Coil Systems Corporation common stock.



NOTE 5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become 100% vested in their accounts and the trust will continue in effect until all net assets are distributed in accordance with the provisions of the Plan.



NOTE 6.  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

MET-COIL RETIREMENT PLAN


ITEM 27 A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

                                                     NUMBER OF                     FAIR
       DESCRIPTION                                    SHARES         COST         VALUE
--------------------------------------------------------------------------------------------
CG Capital Markets Funds:
  Balanced Investments                                276,778   $  2,360,103   $  3,138,666
  International Equity Investments                     17,939        169,298        205,584
  Large Cap Value Investments                          68,468        605,588        892,818
  Large Cap Growth Investments                         91,995      1,183,020      2,077,241
  Small Cap Growth Investments                         66,494        838,335      1,120,422
Met-Coil Systems Corporation common stock*            241,761        667,260        936,824
Firstar Employee Benefit Stable Asset Fund             39,736        765,163        981,888
Smith Barney Corporate Trust Co.
  Capital Preservation Fund                           133,688      1,860,016      1,968,234
Participant loans*                                                    52,421         52,421
                                                                ----------------------------
           TOTAL INVESTMENTS                                    $  8,501,204   $ 11,374,098
                                                                ============================

 *  INDICATES A PARTY-IN-INTEREST TO THE PLAN.






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
MET-COIL RETIREMENT PLAN


ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
TRANSACTIONS INVOLVING MORE THAN 5 PERCENT OF THE BEGINNING NET ASSETS


                                     TOTAL                       TOTAL
                                     NUMBER      TOTAL          NUMBER          TOTAL
                                       OF       PURCHASE          OF           SELLING           NET GAIN
    DESCRIPTION OF ASSETS          PURCHASES     PRICE           SALES          PRICE             (LOSS)
-------------------------------------------------------------------------------------------------------------
CG Capital Markets Balanced
   Fund                                33     $  447,864          20         $   220,145         $   47,617

CG Capital Markets Large
   Cap Growth Fund                     26        463,919          16             116,001             42,441

CG Capital Markets Small
   Cap Growth                          21        255,305          23             257,276              2,634










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